[Hodgson Russ LLP Letterhead]
Janet N. Gabel
Partner
Direct Dial: 716.848.1350
Direct Facsimile: 716.849.0349
jgabel@hodgsonruss.com
February 9, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.20549

Attn:	Mary K. Fraser, Esq. Division of Corporation Finance

Re:	Minrad International, Inc. Registration Statement on Form S-3 Filed January 10, 2007 File No. 333-139903
     Dear Ms. Fraser:
     Minrad International, Inc. (the “Registrant”) is this day filing Amendment No. 1 to the above referenced Registration Statement on Form S-3 (the “Registration Statement”). By this letter, we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) to the Registration Statement as originally filed.
     Enclosed is a conformed copy of Amendment No. 1 (“Amendment No. 1”) to the Registration Statement and the exhibits thereto, as filed with the Commission with a filing date of February 9, 2007. Such copy of Amendment No. 1 has been marked to show the revisions made to the Registration Statement as originally filed.
     This letter is in response to the letter of comment from the Commission to the Registrant, dated January 24, 2007, the paragraphs of which are numbered consecutively. The responses to such letter set forth below have been numbered to correspond thereto. Unless otherwise indicated, page references are to the red-lined pages of Amendment No. 1.
For your convenience, we have repeated each comment immediately prior to our response below.
1. Please revise your registration statement to contain a revised accountants consent including the appropriate signatures.

The accountants consent, located in Exhibit 23.1, has been revised to reflect the appropriate signatures.

2.	We note that you are registering common stock underlying convertible securities. Please revise the registration statement to describe the offering in which the convertible securities were issued and the material terms of the convertible securities.

The additional disclosures, describing how the convertible securities were issued and the material terms of the convertible securities can be found on page 2.
Very truly yours,
HODGSON RUSS LLP
By: /s/Janet N. Gabel
          Janet N. Gabel